UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of June 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on June 11, 2008: Jacada Signs Second Material Agreement with UK Telecommunications Customer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	June 11, 2008

Jacada Signs Second Material Agreement with UK Telecommunications Customer

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has expanded its relationship with a large mobile communications services provider in the UK by signing the second material contract in the past nine months, for a different functional area within the client’s customer service operations. Revenue from the contract will be recognized in future quarters. The Jacada solution will facilitate and streamline key customer interactions by automating call processes across several existing applications.

“The customer’s decision to reward Jacada with a second key opportunity, even while the initial project is still underway, is extremely exciting to us,” said Paul O’Callaghan, chief executive officer for Jacada. “It is a clear and immediate illustration that our potential to significantly and quickly grow a relationship with our customers, founded on quantitative success, is very achievable. Most of our customers have a total number of customer service representatives much higher than the initial number of licenses that they purchase from Jacada. Successfully delivering first projects provides a built in opportunity to extend the impact of our solutions to a larger user population.”

“For a variety of reasons, telecommunications providers have found themselves struggling with chaotic customer service processes for some time,” said Guy Tweedale, senior vice president of European operations for Jacada. “This has a profoundly negative impact on their ability to drive incremental revenue through cross-sell and up-sell activities. So much potential revenue is lost because customer service agents are struggling to navigate cumbersome processes and complex technology rather than focusing on the customer interaction.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Media Contact:
Cindy Curtin Knezevich
770-352-1300
cindyk@jacada.com
or
Investor Relations Contact:
Peter Seltzberg
Hayden Communications
646-415-8972
peter@haydenir.com